Exhibit 99.2

Exhibit 99.2

THIRD QUARTER REPORT 2016

Eksportfinans ASA

Financial highlights 03

Report from the board of directors 04

Results 04

Balance sheet 05

Lending 05

Securities 05

Liquidity 06

Events after the balance sheet date 06

Condensed statement of comprehensive income 07

Condensed balance sheet 08

Condensed statement of changes in equity 09

Condensed cash flow statement 10

Notes to the condensed financial statements 11

Cover photo: Sturlason

Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited

Financial highlights

The information for the third quarter and first nine months, respectively, of 2016 and 2015 are unaudited.

	Third quarter		First nine months	
(NOK million)	2016	2015	2016	2015
Net interest income	62	75	194	299
Total comprehensive income [1]	(61)	235	(165)	(251)
Return on equity [2]	(3.4%)	12.7%	(3.0%)	(4.4%)
Net return on average assets and liabilities [3]	0.11%	0.24%	0.20%	0.35%
Net operating expenses / average assets [4]	0.19%	0.13%	0.21%	0.15%
Total assets	37,104	67,513	37,104	67,513
Loans outstanding [5]	20,274	30,270	20,274	30,270
Public sector borrowers or guarantors [6]	41.6%	39.1%	41.6%	39.1%
Core capital adequacy	50.0%	30.3%	50.0%	30.3%
Capital adequacy	50.0%	30.3%	50.0%	30.3%
Exchange rate NOK/USD [7]	8.0517	8.5017	8.0517	8.5017

Definitions

1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 650 million for the first nine months of 2016 compared to NOK 583 million for the first nine months of 2015. For the third quarter of 2016 net losses on financial instruments at fair value amount to NOK 125 million compared to net gains on financial instruments at fair value of NOK 247 million in the third quarter of 2015.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.

Third quarter report 2016 3

Report from the board of directors

Results

Third quarter 2016
Net interest income was NOK 62 million for the third quarter of 2016 compared to NOK 75 million for the same period in 2015. The decrease is mainly due to the reduction of interest generating assets.

Total comprehensive income was negative NOK 61 million for the third quarter of 2016, compared to positive NOK 235 million for the third quarter of 2015. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

First nine months 2016
Net interest income was NOK 194 million for the first nine months of 2016 compared to NOK 299 million for the same period in 2015. The reduction is primarily due to a lower level of interest generating assets.

Profit/(loss) for the period
Total comprehensive income was negative NOK 165 million for the first nine months of 2016. The comparable figure for 2015 was negative NOK 251 million. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.
This non-IFRS measure of profit amounted to NOK 200 million for the first nine months of 2016, an increase of NOK 39 million compared to the same period in 2015. The increase is mainly a result of two extraordinary events in the second quarter; gain on the sale of Eksportfinans' office property and provisions made in connection with the judgment regarding the 108 agreement with the Ministry of Trade, Industry and Fisheries (see note 18).

Table 1: Non-IFRS profit for the period

	Third quarter		First nine months	
(NOK million)	2016	2015	2016	2015
Comprehensive income according to IFRS	(61)	235	(165)	(251)
Net unrealized losses/(gains)	121	(261)	416	566
Unrealized gains/(losses) related to Glitnir [1]	0	5	71	3
Tax effect of the items above	(31)	68	(122)	(157)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	29	47	200	161
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [2]	1.5%	2.5%	3.5%	2.8%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Third quarter report 2016 4

Net other operating income

Net other operating income was negative NOK 409 million in the first nine months of 2016 compared to negative NOK 574 million for the same period in 2015. Included in these figures is a gain on the sale of the office property of NOK 239 million in 2016. Aside from this gain, these figures are primarily due to fluctuations in the credit spreads of Eksportfinans’ own debt. In the first nine months of 2016, unrealized gains on Eksportfinans’ own debt amounted to NOK 408 million compared to unrealized gains of NOK 312 million for the same period in 2015 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 618 million in the first nine months of 2016 (whereof around NOK 614 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 511 million for the same period in 2015 (see note 15 to the accompanying condensed financial statements).

The cumulative unrealized gain due to credit spread effects on Eksportfinans’ own debt net of derivatives, is NOK 1.0 billion as of September 30, 2016, compared to NOK 1.8 billion as of September 30, 2015.

Total operating expenses

Total operating expenses amounted to NOK 85 million in the first nine months of 2016, compared to NOK 96 million for the same period in 2015.

Balance sheet

Total assets amounted to NOK 37.1 billion at September 30, 2016, compared to NOK 65.1 billion at December 31, 2015 and NOK 67.5 billion at September 30, 2015. The reduction was due to scheduled repayments of debt.

Outstanding bond debt was NOK 25.4 billion at September 30, 2016 compared to NOK 51.2 billion at December 31, 2015 and to NOK 51.0 billion at September 30, 2015.

The core capital ratio was 50.0 percent at September 30, 2016 compared to 36.5 percent at December 31, 2015 and 30.3 percent at September 30, 2015.

Lending

The volume of total outstanding loans was NOK 20.3 billion at September 30, 2016, compared to NOK 28.2 billion at December 31, 2015, and NOK 30.3 billion at September 30, 2015. The decrease in volume of outstanding loans is due to scheduled maturities combined with no new lending.

The negative impact of low oil prices on the oil and oil services industries in Norway and worldwide does not affect Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.

Securities

The securities portfolio was NOK 9.1 billion at September 30, 2016, compared to NOK 24.2 billion at December 31, 2015 and NOK 21.9 billion at September 30, 2015.

The securities portfolio consists of two sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).

The fair value of the PHA portfolio was NOK 5.0 billion at September 30, 2016, compared to NOK 6.2 billion at December 31, 2015 and NOK 6.6 billion at September 30, 2015. For further information on the PHA see note 14 to the accompanying condensed financial statements.

The fair value of the liquidity reserve portfolio was NOK 4.1 billion at September 30, 2016, compared to NOK 18.0 billion at December 31, 2015 and NOK 15.2 billion at September 30, 2015.

Third quarter report 2016 5

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing [2]	Estimated loan receivables maturing [3]	Estimated investments maturing [4]	Estimated cumulative liquidity [5]
Short-term liquidity at Sept. 30, 2016 [1]				5.1
2016	4.0	2.2	1.0	4.2
2017	9.3	5.0	1.5	1.4
2018	1.8	3.6	0.4	3.5
2019	2.2	2.9	0.3	4.5
2020	1.0	2.2	0.4	6.1
2021	1.9	1.2	0.3	5.8
2022	0.3	0.9	0.3	6.7
2023	0.1	0.6	0.3	7.4
2024	0.0	0.4	0.3	8.0
Thereafter	4.5	1.1	0.7	5.2
Total	25.1	20.0	5.7	

1) Short-term liquidity is comprised of the sum of the liquidity reserve portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at September 30, 2016.

Liquidity

As at September 30, 2016, short term liquidity amounted to NOK 5.1 billion, consisting of the liquidity reserve portfolio of NOK 4.1 billion and cash equivalents of NOK 0.9 billion. Including the PHA portfolio of NOK 5.0 billion, total liquidity reserves amounted to NOK 10.1 billion at September 30, 2016.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of September 30, 2016, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.

During the first nine months of 2016, the liquidity position has changed due to scheduled repayments of debt. Other impacts are foreign exchange rate fluctuations and movements in key market risk factors, primarily on the debt portfolio. Low levels on the JPY/USD exchange rate has led to long estimated maturities on the structured bond portfolio.

Liquidity reserves combined with the company's liquidity contingency plans are expected to meet liquidity needs going forward. Contingency plans comprise repo of securities, various bridge funding vehicles, the company's USD 250 million credit facility with its three largest owner banks (see note 14 to the accompanying condensed financial statements) and sale of assets.

Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Oslo, November 3, 2016
EKSPORTFINANS ASA
The board of directors

Third quarter report 2016 6

Condensed statement of profit or loss and other comprehensive income

The information for the three- and nine month periods ended September 30, 2016 and 2015 is unaudited.

	Third quarter		First nine months		
(NOK million)	2016	2015	2016	2015	Note
Interest and related income	286	419	1,008	1,383	
Interest and related expenses	224	344	814	1,084	
Net interest income	**62**	**75**	**194**	**299**	
Net commissions related to banking services	0	(1)	0	(2)	
Net gains/(losses) on financial instruments at fair value	(125)	247	(650)	(583)	2,15
Other income	0	4	242	11	
Net other operating income/(loss)	**(125)**	**250**	**(409)**	**(574)**	
Total operating income	**(63)**	**325**	**(215)**	**(275)**	
Salaries and other administrative expenses	16	22	71	79	
Depreciations	0	4	5	12	
Other expenses	2	2	9	5	
Total operating expenses	**18**	**28**	**85**	**96**	
Pre-tax operating loss	**(81)**	**297**	**(300)**	**(371)**	
Taxes	(20)	79	(135)	(103)	
Profit/loss for the period	**(61)**	**218**	**(165)**	**(268)**	
Other comprehensive income [1]	0	17	0	17	
Total comprehensive income	**(61)**	**235**	**(165)**	**(251)**	

1) Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2016 7

Unaudited

Condensed balance sheet

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015	Note
Loans due from credit institutions [1]	2,553	7,053	9,118	4,6,7
Loans due from customers [2]	18,876	24,462	26,102	5,6,7
Securities	9,121	24,187	21,853	8
Financial derivatives	2,642	4,293	5,404	
Deferred tax asset	156	0	0	
Intangible assets	1	2	3	
Property, equipment and investment property	3	208	207	9
Other assets	3,752	4,937	4,826	10
Total assets	**37,104**	**65,142**	**67,513**	
Bond debt [3]	25,398	51,174	51,037	11
Financial derivatives	2,527	4,398	4,597	
Taxes payable	0	76	50	
Deferred tax liabilities	0	1	83	
Other liabilities	1,810	1,952	2,992	12
Provisions	125	132	138	
Subordinated debt	0	0	1,107	
Total liabilities	**29,860**	**57,733**	**60,004**	
Share capital	2,771	2,771	2,771	
Reserve for unrealized gains	404	566	1,043	
Other equity	4,069	4,072	3,695	
Total shareholders' equity	**7,244**	**7,409**	**7,509**	
Total liabilities and shareholders' equity	**37,104**	**65,142**	**67,513**	

1) Of NOK 2,553 million at September 30, 2016, NOK 2,469 million is measured at fair value through profit or loss and NOK 84 million is measured at amortized cost. Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost. Of NOK 9,118 million at September 30, 2015, NOK 8,989 million is measured at fair value through profit or loss and NOK 129 million is measured at amortized cost.
2) Of NOK 18,876 million at September 30, 2016, NOK 7,342 million is measured at fair value through profit or loss and NOK 11,534 million is measured at amortized cost. Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost. Of NOK 26,102 million at September 30, 2015, NOK 10,470 million is measured at fair value through profit or loss and NOK 15,632 million is measured at amortized cost.
3) Of NOK 25,398 million at September 30, 2016, NOK 13,332 million is measured at fair value through profit or loss and NOK 12,066 million is measured at amortized cost. Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost. Of NOK 51,037 million at September 30, 2015, NOK 34,970 million is measured at fair value through profit or loss and NOK 16,067 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2016 8

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital[1]	Reserve unrealized gains [2]	Other equity	Comprehensive income [4]	Total equity
Equity at January 1, 2015	2,771	1,043	3,946	0	7,760
Actuarial gains/(losses) and other comprehensive income	0	0	0	17	17
Profit/(loss) for the period	0	0	0	(268)	(268)
Equity at September 30, 2015	**2,771**	**1,043**	**3,946**	**(251)**	**7,509**
Equity at January 1, 2016	2,771	566	4,072	0	7,409
Realized reserve of unrealized gains [3]	0	(162)	162	0	0
Profit/(loss) for the period	0	0	0	(165)	(165)
Equity at September 30, 2016	**2,771**	**404**	**4,234**	**(165)**	**7,244**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2016.
3) The sale of the subsidiary Eiendomsselskapet DM 15 on April 15, 2016 effectively realized NOK 162 million of the reserve of unrealized gains related to adjustments of fair value of the property.
4) The allocation of income for the period between the reserve for unrealized gains and other equity show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 171 million and increased other equity by NOK 6 million. The closing balances would have been NOK 234 million for the reserve for unrealized gains, and NOK 4,240 million for other equity.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2016 9

Unaudited

Condensed cash flow statement

First nine months

(NOK million) 2016 2015

Pre-tax operating profit/(loss)(300)(371)

Provided by operating activities:

Accrual of contribution from the Norwegian government(51)(118)

Unrealized losses/(gains) on financial instruments at fair value 416 566

Realized losses on financial instruments at fair value through profit and loss (non cash item) 165 0

Depreciation 5 12

Principal collected on loans 6,949 11,671

Purchase of financial investments (trading)(13,412)(10,880)

Proceeds from sale or redemption of financial investments (trading) 27,743 18,167

Contribution paid by the Norwegian government 0 0

Taxes paid(75)(373)

Changes in:

Accrued interest receivable(4) 145

Other receivables 991 384

Accrued expenses and other liabilities 10(2,203)

Net cash flow from operating activities 22,437 17,000

Proceeds from sale or redemption of financial investments 2 1

Net cash flow from financial derivatives(1,549) 5,399

Purchases of fixed assets 0(1)

Net cash flow from investing activities(1,547) 5,399

Change in debt to credit institutions 0(2)

Principal payments on bond debt(22,598)(24,247)

Net cash flow from financing activities(22,598)(24,249)

Net change in cash and cash equivalents 1)(1,708)(1,850)

Cash and cash equivalents at beginning of period 2,827 6,013

Effect of exchange rates on cash and cash equivalents(199) 709

Cash and cash equivalents 1) at end of period 920 4,872

1) Cash equivalents are defined as bank deposits with original maturity less than three months.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2016 10

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2015) are the same as those applied in Eksportfinans' annual financial statements of 2015. Those financial statements were approved for issue by the Board of Directors on February 19, 2016 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2015. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2015. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures which should be read in conjunction with the annual financial statements.

The information for the three- and nine month periods ended September 30, 2016 and 2015 is unaudited. The information as of and for the year ended December 31, 2015 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2015.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2016	2015	2016	2015
Securities held for trading	0	1	2	(3)
Financial derivatives	(5)	(15)	(21)	(48)
Other financial instruments at fair value	1	0	(215)	34
Net realized gains/(losses)	**(4)**	**(14)**	**(234)**	**(17)**
Loans and receivables	12	(50)	99	(79)
Securities 1)	95	(179)	161	(224)
Financial derivatives 2)	(58)	(436)	(1,082)	(577)
Bond debt 3) 4)	(169)	905	408	287
Subordinated debt and capital contribution securities 3) 4)	0	14	0	25
Other	(1)	7	(2)	2
Net unrealized gains/(losses)	**(121)**	**261**	**(416)**	**(566)**
Net realized and unrealized gains/(losses)	**(125)**	**247**	**(650)**	**(583)**

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2016	2015	2016	2015
Securities held for trading	76	(143)	101	(149)
Securities designated as at fair value at initial recognition	19	(36)	60	(75)
Total	**95**	**(179)**	**161**	**(224)**

2) The Portfolio Hedge Agreement entered into in March 2008, is included with a loss of NOK 62 million as of September 30, 2016 and a gain of NOK 197 million as of September 30, 2015.
3) In the first nine months of 2016, Eksportfinans had an unrealized gain of NOK 408 million (gain of NOK 312 million in the corresponding period of 2015) on its own debt.
4) In the first nine months of 2016, Eksportfinans had an unrealized gain of NOK 408 million of financial liabilities classified as level 3 in the fair value hierarchy (gain of NOK 312 million in the corresponding period of 2015).

See note 15 for a presentation of the above table including effects from economic hedging.

Third quarter report 2016 11

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements. The CRD IV regulations decreases the company's capital ratio, due to changed risk weights on financial institutions, affecting mainly Eksportfinans' bank guaranteed loans and securities, as well as the CVA (Credit Valuation Adjustment) charge on financial derivatives.

Risk-weighted assets and off-balance sheet items

(NOK million)	Sep 30, 2016		Dec 31, 2015		Sep 30, 2015	
	Book value	Risk-weighted value	Book Value	Risk-Weighted value	Book value	Risk-weighted value
Total assets	37,104	11,504	65,142	15,127	67,513	17,269
Off-balance sheet items		48		53		51
Operational risk		1,151		1,079		1,847
Total currency risk		0		704		683
Total risk-weighted value		**12,702**		**16,962**		**19,849**

The company's regulatory capital

(NOK million and in percent of risk-weighted value)	Sep 30, 2016		Dec 31, 2015		Sep 30, 2015	
Core capital [1]	6,356	50.0%	6,184	36.5%	6,023	30.3 %
Total regulatory capital	**6,356**	**50.0%**	**6,184**	**36.5%**	**6,023**	**30.3%**

1) Includes share capital, other equity, and other deductions and additions in accordance with the Norwegian capital adequacy regulations.

Third quarter report 2016 12

Unaudited

4. Loans due from credit institutions

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Cash equivalents [1]	920	2,828	4,872
Other bank deposits and claims on banks [2]	0	264	(152)
Loans to other credit institutions, nominal amount (also included in note 6) [3]	1,674	4,110	4,531
Accrued interest on loans and unamortized premium/discount on purchased loans	(13)	(17)	(16)
Adjustment to fair value on loans	(28)	(132)	(117)
Total	**2,553**	**7,053**	**9,118**

1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.
3) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 198 million at September 30, 2016, NOK 2,691 million at December 31, 2015 and NOK 2,697 million at September 30, 2015.

5. Loans due from customers

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Loans due from customers, nominal amount (also included in note 6)	18,600	24,105	25,739
Accrued interest on loans and unamortized premium/discount on purchased loans	248	325	326
Adjustment to fair value on loans	28	32	37
Total	**18,876**	**24,462**	**26,102**

6. Total loans due from credit institutions and customers

Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Loans due from credit institutions	1,674	4,110	4,531
Loans due from customers	18,600	24,105	25,739
Total nominal amount	**20,274**	**28,215**	**30,270**
Commercial loans	8,927	14,066	14,873
Government-supported loans	11,347	14,149	15,397
Total nominal amount	**20,274**	**28,215**	**30,270**
Capital goods	6,100	8,146	8,527
Ships	10,222	12,872	13,985
Export-related and international activities [1]	2,351	5,402	5,870
Direct loans to Norwegian local government sector	887	1,074	1,165
Municipal-related loans to other credit institutions	700	700	700
Loans to employees	14	21	23
Total nominal amount	**20,274**	**28,215**	**30,270**

Third quarter report 2016 13

Unaudited

1) Export-related and international activities consist of loans to the following categories of borrowers:

(NOK million) Sep 30, 2016 Dec 31, 2015 Sep 30, 2015

Shipping 1,434 2,476 2,905

Infrastructure 0 790 797

Banking and finance 400 747 744

Real estate management 72 679 673

Oil and gas 145 309 346

Consumer goods 300 300 300

Environment 0 101 105

Renewable energy 0 0 0

Total nominal amount 2,351 5,402 5,870

7. Loans past due or impaired

(NOK million) Sep 30, 2016 Dec 31, 2015 Sep 30, 2015

Interest and principal installment 1-30 days past due 10 0 12

Not matured principal on loans

with payments 1-30 days past due 207 0 64

Interest and principal installment 31-90 days past due 1 0 0

Not matured principal on loans

with payments 31-90 days past due 7 0 0

Interest and principal installment

more than 90 days past due 71 195 162

Not matured principal on loans

with payments more than 90 days past due 318 322 290

Total loans past due 614 517 528

Relevant collateral or guarantees received 1) 614 409 421

Fair value adjustment on loans past due 0 79 69

Impairments on loans measured at amortized cost 0 0 0

1) The company considers all loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 614 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 58 percent of the amounts in default. The remaining 42 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities and repurchase receivable

(NOK million) Sep 30, 2016 Dec 31, 2015 Sep 30, 2015

Trading portfolio 7,357 22,292 19,995

Other securities at fair value through profit and loss 1,764 1,895 1,858

Total 9,121 24,187 21,853

Third quarter report 2016 14

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9. Property, equipment and investment property

In April 2016 Eksportfinans completed the sale of its subsidiary Eiendomsselskapet DM 15 AS, which owns Eksportfinans' sections of the office property in Dronning Mauds' gate 15, Oslo.

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Buildings and land in own use	0	125	124
Investment property	0	77	76
Total buildings and land	**0**	**202**	**200**
Other fixed assets	3	6	7
Total fixed assets and investment property	**3**	**208**	**207**

10. Other assets

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Settlement account 108 Agreement	373	268	239
Cash collateral provided	2,089	3,277	3,232
Collateral deposit [1]	1,208	1,321	1,275
Other	82	71	80
Total other assets	**3,752**	**4,937**	**4,826**

1) The collateral deposit relates to a USD 150 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans' day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. The deposit shall stay in place while any secured obligations are in place. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.

11. Bond debt

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Bond debt	26,326	51,670	51,102
Adjustment to fair value on debt	(1,342)	(940)	(894)
Accrued interest	414	444	829
Total bond debt	**25,398**	**51,174**	**51,037**

12. Other liabilities

(NOK million)	Sep 30, 2016	Dec 31, 2015	Sep 30, 2015
Grants to mixed credits	23	38	44
Cash collateral received	1,615	1,889	2,931
Other short-term liabilities	172	25	17
Total other liabilities	**1,810**	**1,952**	**2,992**

Third quarter report 2016 15

Unaudited

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.

Income and expenses divided between segments

	Export lending First nine months		Municipal lending First nine months		Securities First nine months	
(NOK million)	2016	2015	2016	2015	2016	2015
Net interest income [1]	**134**	**200**	**2**	**9**	**58**	**90**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(153)	33	0	2	(17)	(52)
Income/expense allocated by volume [4]	120	15	9	1	119	17
Net other operating income	**(33)**	**48**	**9**	**3**	**102**	**(35)**
Total operating income	**101**	**248**	**11**	**12**	**159**	**55**
Total operating expenses	**36**	**40**	**2**	**3**	**47**	**53**
Pre-tax operating profit/(loss)	**65**	**208**	**9**	**9**	**112**	**2**
Taxes	(13)	56	0	2	(1)	1
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**78**	**153**	**9**	**7**	**113**	**1**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expense) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Third quarter report 2016 16

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2016	2015
Export lending	78	153
Municipal lending	9	7
Securities	113	1
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**200**	**161**
Net unrealized gains/(losses) [1]	(416	(566)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(71)	(3)
Tax effect of the items above	122	157
Total comprehensive income	**(165)**	**(251)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA, are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(2,210)	(198)	(9)	(2,569)	(114)
Balance September 30, 2016	**0**	**773**	**96**	**5,748**	**(533)**
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(1,688)	(621)	13	(3,554)	105
Balance September 30, 2015	**2,623**	**(68)**	**102**	**10,940**	**(437)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Effective from March 1, 2008, Eksportfinans entered into a derivative portfolio hedge agreement with the majority of its shareholders. It stated that it would offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. Payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. Eksportfinans would pay a monthly fee of NOK 5 million to the participants in the agreement which was reduced to NOK 1.5 million as of March 1 due to the reduction of the guarantee amount. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2015, (filed with the Securities and Exchange Commission on April 25, 2016 and published on Eksportfinans' web page, www.eksportfinans.no).

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 250 million to the company. The facility has a twelve month maturity with the possibility of extension, and was most recently renewed for another year in the second quarter of 2016. When renewed, the amount was reduced from USD 1 billion to USD 250 million. Eksportfinans has not utilized this credit facility.

Third quarter report 2016 17

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2016	2015	2016	2015
Securities [1]	(4)	(14)	(18)	(51)
Other financial instruments at fair value [1]	0	0	(216)	34
Net realized gains/(losses)	**(4)**	**(14)**	**(234)**	**(17)**
Loans and receivables [1]	19	(55)	101	(55)
Securities [1]	(3)	3	106	13
Bond debt [1] [2] [3]	(148)	314	(618)	(502)
Subordinated debt and capital contribution securities [1] [2] [3]	0	(1)	0	(9)
Other financial instruments at fair value [1]	(1)	6	(1)	2
Net unrealized gains/(losses)	**(133)**	**267**	**(412)**	**(551)**
Financial derivatives related to the 108 Agreement [4]	12	(6)	(4)	(15)
Net realized and unrealized gains/(losses)	**(125)**	**247**	**(650)**	**(583)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 1,010 million as of September 30, 2016, compared to NOK 1,799 million as of September 30, 2015.
3) In the first nine months of 2016, Eksportfinans had an unrealized loss of NOK 618 million (loss of NOK 511 million in the same period of 2015) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the first nine months of 2016 and 2015, the company recorded NOK 995 million and NOK 1,403 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,271 million and NOK 1,939 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 13 million, and negative NOK 20 million, respectively, of interest income on economic hedging instruments and negative NOK 456 million and negative NOK 855 million, respectively, of interest expense on economic hedging instruments.

Third quarter report 2016 18

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2016

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	117	4	25	60	50	75	331
Loans and receivables due from customers	1,300	1,039	4,682	7,426	4,764	3,494	22,704
Securities	304	906	3,163	857	637	3,254	9,122
Derivatives net settled	20	209	228	98	98	369	1,022
Derivatives gross settled (pay leg)	(2)	(4,302)	(2,109)	(4,051)	(2,273)	(2,233)	(14,971)
Derivatives gross settled (receive leg)	7	4,661	2,281	4,391	2,354	2,600	16,293
Cash collateral	0	2,089	0	0	0	0	2,089
Total assets	**1,747**	**4,605**	**8,270**	**8,782**	**5,629**	**7,559**	**36,591**
Liabilities							
Non-structured bond debt	505	2,771	8,288	3,569	2,368	0	17,501
Structured bond debt	29	995	925	1,763	771	5,978	10,461
Derivatives net settled	37	50	292	484	484	43	1,390
Derivatives gross settled (pay leg)	3,970	1,536	2,514	569	22	2,667	11,277
Derivatives gross settled (receive leg)	(3,807)	(1,483)	(2,444)	(523)	(14)	(2,944)	(11,216)
Cash collateral	0	1,615	0	0	0	0	1,615
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**733**	**5,483**	**9,575**	**5,862**	**3,631**	**5,744**	**31,029**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92	4,783
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443	29,347
Securities	4	1,503	8,590	1,475	819	3,952	16,342
Derivatives net settled	0	(16)	1,215	245	245	502	2,192
Derivatives gross settled (pay leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)	(39,362)
Derivatives gross settled (receive leg)	8,596	5,622	17,892	1,944	3,678	3,886	41,617
Cash collateral	0	3,277	0	0	0	0	3,277
Total assets	**3,390**	**6,282**	**18,731**	**12,198**	**8,422**	**9,174**	**58,195**
Liabilities							
Non-structured bond debt	8	74	27,999	10,426	3,189	2,199	43,894
Structured bond debt	5	94	1,875	2,321	1,176	5,580	11,051
Derivatives net settled	88	75	343	706	706	154	2,073
Derivatives gross settled (pay leg)	2,515	4,062	6,416	1,083	193	3,089	17,357
Derivatives gross settled (receive leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)	(15,636)
Cash collateral	0	1,889	0	0	0	0	1,889
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**185**	**2,212**	**31,564**	**13,622**	**5,066**	**7,980**	**60,629**

Third quarter report 2016 19

Unaudited

Maturity analysis of financial assets and liabilities based on expected maturities at September 30, 2015

(NOK million)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	4,035	11	2,504	66	54	105	6,775
Loans and receivables due from customers	533	1,346	5,271	11,986	7,322	4,892	31,348
Securities	110	1,872	10,373	2,395	189	4,781	19,720
Derivatives net settled	28	583	568	359	359	506	2,402
Derivatives gross settled (pay leg)	(10,044)	(6,102)	(11,041)	(8,007)	(3,158)	(4,214)	(42,566)
Derivatives gross settled (receive leg)	10,542	6,341	11,709	8,609	3,442	4,384	45,027
Cash collateral	0	3,232	0	0	0	0	3,232
Total assets	**5,203**	**7,282**	**19,383**	**15,409**	**8,207**	**10,453**	**65,938**
Liabilities							
Deposits by credit institutions	0	0	0	0	0	0	0
Non-structured bond debt	41	687	23,359	13,355	2,663	2,858	42,963
Structured bond debt	666	209	1,509	2,531	856	5,807	11,579
Derivatives net settled	46	82	417	801	801	179	2,327
Derivatives gross settled (pay leg)	2,377	4,611	6,562	2,075	139	3,433	19,197
Derivatives gross settled (receive leg)	(2,319)	(4,437)	(5,349)	(1,906)	(157)	(3,389)	(17,557)
Cash collateral	0	2,931	0	0	0	0	2,931
Subordinated loans	0	1,112	0	0	0	0	1,112
Total liabilities	**812**	**5,194**	**26,498**	**16,857**	**4,302**	**8,888**	**62,552**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Third quarter report 2016 20

Unaudited

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2015.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	September 30, 2016		September 30, 2015	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	11.8 %	(0.7)	7.0 %
Loans to municipalities	(0.5)	10.1 %	(0.3)	8.2 %
Collaboration loans	-	-	(0.2)	17.0 %
Guaranteed loans	(1.7)	78.1 %	(2.8)	67.8 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from -4 basis points to 109 basis points as of September 30, 2016 (from -4 basis points to 150 basis points as of September 30, 2015). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 11 million. As of September 30, 2015 a 95 percent confidence interval was 4 basis points representing NOK 16 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from two different market makers and pricing vendors as of September 30, 2016. Among the two different quote providers, the major price provider (Bloomberg) covered 87 percent (82 percent as of September 30, 2015). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	September 30, 2016	September 30, 2015
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	2.4	6.3
Structured bond debt	7.0	6.5

The spreads applied for fair value measurement of bond debt are in the range from 75 basis points to 125 basis points as of September 30, 2016 (from 100 basis points to 175 basis points as of September 30, 2015).

17.2 Financial assets measured at fair value through profit or loss

	September 30, 2016				September 30, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	776	1,364	329	2,469	837	7,751	393	8,981
Loans due from customers	0	255	7,087	7,342	0	542	9,928	10,470
Securities	0	9,121	0	9,121	0	21,853	0	21,853
Financial derivatives	0	1,499	1,143	2,642	0	4,447	958	5,404
Other assets	0	2,089	0	2,089	0	3,232	0	3,232
Total fair value	776	14,328	8,558	23,663	837	37,825	11,278	49,940

Third quarter report 2016 21

Unaudited

17.3 Financial liabilities measured at fair value through profit or loss

	September 30, 2016				September 30, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	4,662	4,662	0	0	25,067	25,067
Structured bond debt	0	0	8,671	8,671	0	0	9,903	9,903
Financial derivatives	0	1,885	642	2,527	0	3,377	1,220	4,597
Other liabilities	0	1,615	0	1,615	0	2,937	0	2,937
Subordinated debt	0	0	0	0	0	0	1,107	1,107
Total fair value	0	3,500	13,975	17,475	0	6,314	37,297	43,611

Movement of level 3 financial assets

	From January 1, 2016 to September 30, 2016				From January 1, 2015 to September 30, 2015			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	408	9,602	928	10,938	384	13,471	1,408	15,263
Total gains or losses *)	(31)	(532)	226	(337)	49	1,028	(40)	1,037
Settlements	(48)	(1,983)	(11)	(2,042)	(40)	(4,571)	(410)	(5,021)
Closing balance	329	7,087	1,143	8,559	393	9,928	958	11,279
Total gains or losses *) for the period in profit or loss for assets held at the end of the reporting period	(31)	(532)	229	(334)	49	1,028	17	1,094

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

	From January 1, 2016 to September 30, 2016				From January 1, 2015 to September 30, 2015				
(NOK million)	Structured bond debt	Unstructured bond debt	Financial derivatives	Total	Structured bond debt	Unstructured bond debt 3)	Financial derivatives	Subordinated debt	Total
Opening balance	9,322	26,534	997	36,853	19,922	0	913	965	21,800
Total gains or losses 1) 2)	(303)	(99)	(234)	(636)	(654)	(182)	747	142	53
Settlements	(349)	(21,773)	(121)	(22,243)	(9,365)	(6,096)	(440)	0	(15,901)
Transfers	0	0	0	0	0	31,345	0	0	31,345
Closing balance	8,670	4,662	642	13,974	9,903	25,067	1,220	1,107	37,297
Total gains or losses 1) 2) for the period in profit or loss for liabilities held at the end of the reporting period	(335)	76	(180)	(439)	326	(165)	803	142	1,106

1) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
2) For liabilities, positive figures are represented as losses and negative figures are represented as gains.
3) Unstructured bond debt is transferred from level 2 to level 3 in June 30, 2015 due to lack of observable market data.

Third quarter report 2016 22

Unaudited

17.4 Fair value of financial assets and liabilities

The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

	Sep 30, 2016		Dec 31, 2015		Sep 30, 2015	
(NOK million)	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Assets						
Loans due from credit institutions	2,495	2,553	7,003	7,053	9,068	9,118
Loans due from customers	20,553	18,876	26,753	24,462	28,654	26,102
Securities	9,121	9,121	24,187	24,187	21,853	21,853
Financial derivatives	2,642	2,642	4,293	4,293	5,404	5,404
Other assets	3,752	3,752	4,937	4,937	4,826	4,826
Liabilities						
Non-structured bond debt	18,027	16,728	43,634	41,852	43,110	41,134
Structured bond debt	8,671	8,671	9,322	9,322	9,903	9,903
Financial derivatives	2,527	2,527	4,398	4,398	4,597	4,597
Other liabilities	1,812	1,810	1,956	1,952	2,996	2,992
Subordinated debt	0	0	0	0	1,107	1,107

18. Contingencies

In light of the fact that the company after November 2011 has made no new government supported loans it argued that certain historical practices and procedures concerning settlement for prepaid loans made under the 108 agreement no longer were appropriate. In light of the same fact the Ministry of Trade, Industry and Fisheries asserted that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the ministry and the company did not agree, these matters were, in accordance with the 108 agreement, referred to a court of arbitration. In June, 2016 the court of arbitration ruled on these issues. In the matter of the fixed gross margin, the court ruled in favor of Eksportfinans. In the matter of prepayments of government supported loans, the court ruled in favor of the ministry. Eksportfinans is now discussing with the ministry on the financial effects of this ruling. As per September 30, 2016, Eksportfinans has made provisions of NOK 165 million regarding this matter.

19. Events after the balance sheet date

There are no events after the balance sheet date materially affecting the financial statements.

Third quarter report 2016 23